UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

TURKCELL ILETISIM HIZMETLERI A.S.
(Exact name of registrant as specified in its charter)

Republic of Turkey (State or other jurisdiction of incorporation or organization)	1-15092 (Commission File Number)	N/A (IRS Employer Identification No.)

Turkcell Plaza Mesrutiyet Caddesi No: 71 34430 Tepebasi Istanbul, Turkey	N/A
(Address of principal executive offices)	(Zip Code)

Mr. Nihat Narin       +90 212 313 1244
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

This disclosure for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”).

Turkcell Iletisim Hizmetleri A.S. (the “Company”), together with its subsidiaries (“Turkcell”), is the leading provider of mobile services in Turkey in terms of the number of subscribers.  It provides high-quality mobile voice, broadband and other services over its mobile communications network and has developed the premier mobile brand in Turkey.  A detailed discussion of Turkcell’s products is contained in its Annual Report on Form 20-F for 2013, which was filed on March 21, 2014.

The Company is prohibited under its GSM license from engaging in any commercial activity other than the mobile telecommunication services which it provides to its subscribers.  However, one of the subsidiaries of the Company contracts to manufacture certain products, including mobile phone handsets and tablets to be sold through authorized dealers in Turkey.  For the period from January 1, 2013 to December 31, 2013, the Company has determined that certain conflict minerals, which are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “Conflict Minerals”), are necessary to the functionality or production of certain products contracted by Turkcell’s subsidiary to be manufactured.  While Turkcell does not manufacture any products that contain Conflict Minerals, certain products that one of its subsidiaries contracts to manufacture may on occasion contain Conflict Minerals.  As a result of this determination, the Company conducted a reasonable country of origin inquiry in good faith that it believes was reasonably designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (an “adjoining country”, and together with the Democratic Republic of the Congo, the “Covered Countries”).

Turkcell is many supply chain tiers removed from mining activities and has no direct business relationship with mines or metal processing facilities.  In order to conduct its reasonable country of origin inquiry, the Company developed a questionnaire for its suppliers based on industry best practices and guidance designed to determine whether Conflict Minerals are used in a supplier’s goods, the identification of such goods and the country of origin of such Conflict Minerals and to obtain a general understanding of the policies, procedures and other measures that a supplier has in place to verify whether or not its goods contain any Conflict Minerals that are necessary to the functionality or production of such goods and that originated in the Covered Countries.  Turkcell distributed this questionnaire to the suppliers that contract to manufacture the relevant products, including handsets, tablets, communication modules, simcards and surveillance cameras, and sought representations from such suppliers that their products did not contain any Conflict Minerals or that all Conflict Minerals contained in their products did not originate in the Covered Countries.  None of Turkcell’s suppliers has indicated that they source any conflict minerals from the Covered Countries.

Based on its reasonable country of origin inquiry, the Company has determined that it has no reason to believe that its necessary conflict minerals may have originated in the Covered Countries.

The determination and information described herein is available on the Company’s website.

Item 1.02 Exhibit

N/A.

Section 2 – Exhibits

Item 2.01 Exhibits

N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Turkcell Iletisim Hizmetleri A.S.

Date: May 30, 2014	By:	/s/ Murat Dogan Erden
Murat Dogan Erden
Chief Financial Officer

	By:	/s/ Nihat Narin
Date: May 30, 2014		Nihat Narin
Investor Relations - Director